UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

21 February 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@bsi.co.il

Blue Square Announces Receipt of Copy of Offer From Bronfman-fisher to Acquire Other 50% of Blue Square Controlling Shareholder and Receipt of Copy of Notice From Dor Alon Rejecting Offer

        ROSH HAAYIN, Israel, February 21, 2005- Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that it had received a copy of an offer from Bronfman-Fisher Investments Ltd. (“Bronfman-Fisher”), the holder of 50% of the interests in Bronfman-Alon Ltd. (Blue Square’s controlling shareholder), to acquire from Alon Israel Oil Company (“Dor Alon”) Dor Alon’s 50% interest in Bronfman-Alon, based on a value of US$480 million for all of the outstanding share capital of Blue Square.

Blue Square has also received a copy of a notice from Dor Alon rejecting the offer from Bronfman-Fisher, stating that it has no interest in conducting negotiations on the sale of its holding in Blue Square.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2003.